EXHIBIT 1

This filing amends the previous Schedule 13G filed on October 10, 2004 reporting ownership in the Series B Convertible Preferred Shares. As a result of, among other things, an increase in the authorized Common Shares of Foster Wheeler Ltd., approved at a meeting of shareholders held on November 29, 2004, the Series B Convertible Preferred Shares ceased to have voting rights except in limited circumstances as required under Bermuda law and Foster Wheeler Ltd.’s by-laws. As a result of this event, these shares have ceased to be 13G reportable.